03 JUL -1 AM 7:21

# Sam's Seafood Holdings limited

## (ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

24/06/2003


03024223

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

SUPPL

Dear Sir/Madam,

**RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: 82-34649**

Please refer to the attached Market Announcements that we have disclosed to the Australian Stock Exchange on 24 June 2003 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

WHOLESALERS, RETAILERS, EXPORTERS & PROCESSORS OF FRESH & FROZEN SEAFOOD

03 JUL -1 AM 7:21


SAM'S
SEAFOOD

**MEDIA RELEASE** **24 June 2003**

## Sam's On Suttons Enters New Management Era

Sam's Seafood Holdings Limited, Brisbane's popular publicly listed wholesale and retail seafood company today confirmed the new management structure for their flagship retail presence at Redcliffe, Sam's On Suttons.

Well-known husband and wife hospitality team, Doug and Allana Ryan are set to apply their Midas touch to the venture under the Sam's banner, continuing the tradition of the freshest seafood, finest produce and export quality meats at the successful Northside restaurant and convention centre.

The Ryans have established a formidable culinary reputation in Brisbane with enjoying a collaborative partnership spanning many years including Ryans' Riverfront Seafood restaurant on Coronation Drive and the favourite, casual Rosalie eatery, Fish Lover's. Doug Ryan is also recognised in Brisbane for his management period at the city's Carlton Crest Hotel.

"Sam's Seafood is experiencing tremendous growth as a result of our retail, wholesale and export strategy. In welcoming the Ryans' to Sam's On Suttons, I believe we are providing the community and our investors at large with the best possible solution in navigating the company through this period of expansion. I feel we have a passionate and capable group of people at the helm of our business today which I'm proud to announce now includes, Doug and Allana Ryan. We have chosen the Ryans as the right team to lead Sam's On Suttons into the future" said Chairman, Grahame Denovan.

The management agreement due to commence on 1st July will cover the extensive Marine Parade facilities including the restaurant, seafood buffet, fish and chippery, fresh seafood shop, alfresco café, ice-creamery and convention centre. The majority of the permanent and casual staff will be inherited by the Ryans following the management takeover with General Manager, Trisha O'Reilly and Operations Manager, Jo Wong publicly declaring their enthusiasm for the next phase in the venue's colourful history.

"Sam's Seafood will continue to strive to exceed our goals in all areas of the business' operations. Each member of our senior management team will contribute significantly to our growth as a company, assisting us to enhance our service offerings and improve our value proposition for current and prospective customers and investors" concluded Mr Denovan.

## About Sam's On Suttons

Sam's On Suttons was built in 1937 as a bathing pavilion, with the venue quickly becoming a focal point for holiday-makers and day trippers who flocked to the beach at Redcliffe on Brisbane's northside.

Located adjacent to Sam's on Suttons is the magnificent Banquet & Conference Centre fearuing a spectacular, 180° view across Moreton Bay. Picturesquely surrounded by sandy beaches, parklands and romantic landscaped gardens, the Sam's On Suttons complex has historically been the venue for a range of special events and corporate functions. With lavish, modern amenities, the convention centre can accommodate seating for 180 guests, or alternatively 300 guests in a cocktail format.

## About Sam's Seafood Holdings Limited (SSS)

Sam's Seafood Holdings Limited (SSS) specialises in the retail and wholesale distribution of seafood products. Sam's listed on the Australian Stock Exchange in 2001 at $1.00, with the shares now featuring a bid of $3.40.

SSS posted a 40% increase in its NPAT to $1m for the December half of 2002 on the basis of a 76% increase in revenue to $25.8 m. The company announced recently that it is on track to achieve a projected revenue figure of $55 m (up from $33.6 million in 2001-02) and record a net profit figure post-tax of $3 m for the current year. This amount includes the revenue associated with the sale and leaseback of one its properties. This result will be directly attributed to the growth and acquisition strategy of both the retail and wholesale commercial sectors.

**- ENDS -**

**For further information, please contact:**


**Anna Whybird, Black Ink Public Relations** **0403 532 218**

**Grahame Denovan, Sam's Seafood Holdings Ltd** **0418 212 474**